Exhibit (13)(a)

REGULATION A INITIAL PUBLIC OFFERING: INTRODUCTION

John Hullar, Managing Partner jhullar@wrhambrecht.com Whitney White, ECM wwhite@wrhambrecht.com	800,000 to 1,600,000 Shares Common Stock	Chris Hannan, Equity Sales 415-551-3200 channan@wrhambrecht.com Helen Miazga, Project Manager hmiazga@wrhambrecht.com

COMPANY OVERVIEW

Founded in 2014, BeautyKind sells beauty products including makeup, skincare, fragrances, body care, hair and nail products via direct sales through its website, one store inside the Bloomingdale’s Outlet store (store-in-store concept) in New York City and brand Ambassadors who work with national and local causes to refer customers to the website. BeautyKind has a unique business model within the beauty industry where customers raise funds for charitable causes while they shop. Five Percent (5%) of every purchase from BeautyKind goes to a charity selected by the customer. Website: https://www.beautykind.us/

THE OFFERING

WR Hambrecht +Co is underwriting BeautyKind’s offering of a minimum of $5.0 million (Minimum Offering) and a maximum of $10.0 million (Maximum Offering) of common stock, consisting of a minimum of 0.8 million and a maximum of 1.6 million shares at an offering price of $6.25 per share. The securities will list on the OTCQX and begin trading shortly after the termination of this offering. Net proceeds to Beauty Kind are anticipated to be $9.3 million, assuming the company sells the Maximum Offering, and $4.6 million assuming the company sells the Minimum Offering.

Anticipated Symbol / Trading Venue:	[BKND] / OTCQX	Offering Price:	$6.25
Total Shares Offered:	.8 – 1.6 million shares	Gross Proceeds (at midpoint):	$7.5 million
Lock-Up:	180 days	Pro Forma Market Cap (at midpoint):	$42.5 million

MARKETING MATERIALS		OFFERING TIMETABLE
Offering Circular:	SEC EDGAR Website	Test-The-Waters:	Beginning March 2016
Company Video:	wrhambrecht.com	Road Show/Marketing:	[TBD]
Other Materials:	wrhambrecht.com	Expected Pricing:	[TBD]

INVESTMENT HIGHLIGHTS

Focus on Use of Technology

The majority of traditional beauty industry online experiences were built on technology platforms that focused on a catalog experience based on e-commerce 1.0. Since then, e-commerce technology has progressed significantly and is focused more on enhanced user experience and interface and a personal shopping experience that is not an online catalog. BeautyKind has a technology platform, which is built on best of breed e-commerce modules that can easily be swapped out for new tech platforms and features that are developed in the future. This technology allows the company to build online experiences from the customer’s needs, which are a more personalized beauty experience and not a mere extension of the store catalog. BeautyKind plans to create a personalized home page, recommendation engine, and quarterly personalized sample program for each customer which would be a significant advantage over the current beauty retailers.

Extensive Market Opportunity

The global beauty industry is a $265 billion and the US beauty industry is an $82 billion industry. The beauty industry is broken into two segments: prestige and mass, BeautyKind targets the prestige industry. In the prestige industry, there are eight major retailers comprised of two specialty retailers (Sephora and ULTA) and six department stores (including Macy’s and Nordstrom). The two specialty retailers generate over $6.5 billion in revenues while the department stores generate over $8 billion in revenues. These retailers have built large physical store bases, which forces them to drive traffic and transactions. This is why the online beauty market only represents 6% of the total beauty industry revenue, while e-commerce across all consumer categories represents 13%, with several industries above 20%. If the beauty industry achieved an average e-commerce mix (13%), it would mean an additional $5.7 billion in online revenues. Based on comments from ULTA’s management team in their public filings, they intend to target a 10% e-commerce mix as any additional e-commerce revenue would result in a decline in operating margin associated with the physical store base being de-leveraged.

Growth Opportunity

BeautyKind has deployed a four-pronged strategic approach to drive growth consisting of: (1) Causes: Partnering with local and national causes to reach thousands to millions of cause driven potential customers; (2) BeautyKind Cause Ambassadors: Currently, 542 Cause Ambassadors and 76 College Ambassadors identify and support local causes that want to partner with BeautyKind and its gift card program, build market awareness and grow the customer base by sharing their personal gift card program; (3) Referrals: Mix of beauty bloggers and influencers (celebrities) to drive brand awareness. BeautyKind works with Scooter Braun Agency, who has a small equity portion in BeautyKind, to help the company identify the right influencers; (4) Physical Experience: Bloomingdale’s Outlet store-in-store in New York City and the College Sorority Tour to introduce BeautyKind to college students by using a container pop-up that can be moved around to different college campuses and destinations.

(over)

RISK FACTORS

BeautyKind is a new venture with limited operating history. There can be no assurance that the company will achieve or sustain profitability or positive cash flow from its operations or provide any certain rate of return or liquidity. During the period from August 6, 2014 (inception) to fiscal year ended January 31, 2015, BeautyKind recorded a net loss of $2,345,353 and during the six months ended July 31, 2015, the company recorded a net loss of $2,061,775 resulting in an aggregate net loss of $4,407,311.

The products are sold to retail consumers primarily through one channel, BeautyKind’s website. Spending by retail consumers is affected by a number of factors, including general economic conditions, inflation, interest rates, energy costs, gasoline prices and consumer confidence, all of which are beyond the company’s control. One third-party distributor (Newgistics, Inc.) picks, packs and ships all of the company’s products and a disruption or interruption in the supply chain may adversely affect the business of BeautyKind.

If the company is unable to keep existing customers satisfied, sell additional products to existing customers or attract new customers, their business and financial results may suffer. A variety of factors could affect the ability to successfully retain and attract customers in general, including the level of demand for products, the quality and the ability to update products and sell new products. BeautyKind has a moderate number of beauty product brands (135). If the company is unable to obtain new brands, their business and financial results will be adversely affected.

BeautyKind faces intense competition and principally competes against large and well-known cosmetics (color), fragrance and skincare retailers that sell broad product lines through various types of retail establishments and other channels, including through the Internet. In addition, the company competes against many other beauty brands that manufacture and sell their own beauty product lines such as Clinique, Lancôme and Kiehl’s sold through retail establishments and other channels, including through the Internet. Some of the principal competitors are larger, have greater resources and have products that have an established market.

For a complete discussion of risks, please refer to the Form 1-A.

The offering is being made only by means of an offering circular. An offering statement on Form 1-A relating to these securities has been filed with the Securities and Exchange Commission but has not yet become qualified. You may obtain the most recent version of the preliminary offering circular by clicking on the “SEC EDGAR Website” link as follows: http://www.sec.gov/Archives/edgar/data/1622221/000114420416086961/v433818_partiiandiii.htm

This document contains forward-looking statements reflecting current expectations that involve risks and uncertainties. These forward looking statements include statements regarding commercialization plans, projected timeline for U.S. clinical trials, the potential market for these shares, and the offering timetable. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in the offering circular.

These securities may not be sold nor may offers to buy be accepted prior to the time the offering statement on Form 1-A is qualified. This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

No money or other consideration is being solicited in connection with this document, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement on Form 1-A is qualified pursuant to Regulation A of the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date. Any person's indication of interest involves no obligation or commitment of any kind.